

RAPID Tests for EARLIER Treatment





Investor Presentation

August 2011

Forward Looking Statements

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to obtain additional financing and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission

CHEMBIO

Chembio Overview

- ## Develops, Manufactures and Markets Rapid Point-of-Care Test (POCT) Products

  - Current POCTs for HIV, Syphilis & Other Infectious Diseases, applicable to many other markets

- ## Branded & Private Label (OEM) Strategy

  - Enabled by Patented Dual Path Platform (DPP®)

  - Four products approved in Brazil 2010-11 now being launched by Brazilian OEM partner

- ## FDA & USDA Approved Leased Manufacturing Facility in Medford, NY

  - 130 Employees



CHEMBIO

Financial Overview

- Five Year Compounded Annual Revenue Growth of 33%

- Gross Margin Expansion Actual and %/Sales
  - 2006: $1.60MM - 25%
  - 2010: $8.10MM - 48%
  - 2010 6 Mos. YTD $3.40MM - 52%
  - 2011 6 Mos. YTD $3.98MM - 55%

- Profitable 2009, 2010 and 2011YTD



CHEMBIO

POCTs - A Growing Global Market



- ## $7B Global Point-of-Care Test (POCT) Market

- ## Fastest Growing Segment of $39.5B In-Vitro Diagnostics Market



- ## POCTs for HIV, Syphilis Serve Crucial Public Health Objectives

  - Chembio Pursuing FDA Approval of Sure Check® HIV Test for Self Testing by Consumers



- ## Other Important POCT Markets

  - Infectious Diseases, Cardiac Markers, Companion Animal, OTC, Allergy





CHEMBIO

DUAL PATH PLATFORM (DPP®)
Chembio's Proprietary POCT Technology

- Independent Sample Flow Path Enables Improved Sensitivity & Use of More Challenging Sample Types

- Improved Multiplexing Facilitated by Direct Binding, Uniform Delivery of Samples

- Visual and/or Instrument Read-Out

- Patents issued in several global markets including U.S., UK, Australia, Eurasia and China

  - Additional DPP® Patents Pending in the U.S. and many foreign countries





Lateral Flow

CHEMBIO

Pipeline of Chembio-Branded Products Complemented by Current & Future OEM Programs

Current OEM Customers and Licensees

- FIOCRUZ (BRAZIL)
- BIORAD, ALERE



DPP® HIV 1/2
Oral Fluid, Blood, Serum, Plasma
2
Buffer
T C
ID
1
Sample + Buffer
CHEMBIO
DIAGNOSTIC SYSTEMS, INC

Potential Future OEM/License Areas

- INFECTIOUS DISEASES
- VETERINARY WELLNESS

Chembio Branded Products in Clinical Trials

- DPP® HIV SCREENING TEST
- DPP® SYPHILIS SCREEN & CONFIRM

Future Branded Products in Development

- SURE CHECK® HIV OTC
- OTHER INFECTIOUS DISEASE PRODUCTS

Lateral Flow Rapid HIV Tests

- >20% of 1.1MM HIV+ individuals in U.S. not aware of their status

- Products sold in US professional market by Alere Inc. (NYSE:ALR) as Clearview® brand

  - 10-Year exclusive agreement through Sept. 2016

  - 42% increase YTD v. 2010

- Ex-US under Chembio Brands (**STAT-PAK**® & **SURE CHECK**®)



CHEMBIO

U.S. Rapid HIV Test Market

	Clearview Complete	Clearview STAT PAK®	DPP® HIV Screen	OraQuick	Uni-Gold
					
Manufacturer	Chembio	Chembio	Chembio	Orasure Technologies, Bethlehem PA	Trinity Biotech, Dublin Ireland
Current or Planned Distribution	Private Label for Alere Direct & Distribution	Private Label for Alere Direct & Distribution	Direct & Distributors	Direct sales force	Direct sales force & distributors
FDA Approval Date	2006	2006	Clinical trials	2003	2003
Technology	Lateral Flow	Lateral Flow	Dual Path Platform (DPP®)	Lateral Flow	Lateral Flow
Est. US Market Shr.	8%	12%	N/A	65%	15%
FDA Sensitivity	99.7%	99.7%	TBD	99.3%OF/99.6% WB	100%
FDA Specificity	99.9%	99.9%	TBD	99.8%OF/100% WB	99.7%
Features					
Sample Types	All Blood Matrices	All Blood Matrices	Blood & Oral Fluid Claims being pursued	Oral Fluid and all blood matrices except serum	All Blood Matrices
True IgG Control	Y	Y	Y	Y	N
Sample Size (in microliters)	<5	<5	<5	<5	40
HIV-2	Y	Y	Y	Y	N

CHEMBIO

Pipeline: Chembio-Branded Products Anticipated Timelines – US Market

| | CLINICAL TRIALS | APPROVALS/CLEARANCE |

Product	2011	2012	Est. Current/Potential U.S. Market Size
DPP® HIV Screen	Clinical Trials Commenced 2010, Completing in Q4'11; Modular PMA Submissions in Q1'11, Q3'11 and Q4'11	FDA Approval, CLIA waiver, US Market Launch	$70MM/$150MM US POCT Market Developed into 7MM Unit Market since 2003
DPP® Syphilis Screen & Confirm	Clinical Trials Q3-4'11; 510(K) Submission	FDA Clearance & US Market Launch – Q3'11	NA/$50MM 69MM Syphilis tests performed in US; 50MM Clinical; Assumes 20% convert to POCT
Sure Check® HIV OTC	Product Already Approved for Professional Use which is pre-requisite; Submitting IDE for Self Testing Protocol	Phase II Clinical Trials in 2012-2013	NA/$150MM Assumes $30 OTC Test

Significant International Market Opportunities As Well

CHEMBIO

Pipeline: OEM Contracts with FIOCRUZ Brazil
Anticipate Minimum of $3MM in 2011 Revenues v. $.6MM in 2010

Contract	2010	2011	2012
DPP® HIV Screening	Approved, Commercial Sales	Commercial Sales	Commercial Sales
DPP® HIV Confirmatory	Approved	Commercial Sales	Commercial Sales
DPP® Syphilis Treponemal	Agreement Signed December 2010	Approved Q1 '11, Commercial Sales	Commercial Sales
DPP® Syphilis Treponemal/ Non-Treponemal		Submission, Approval	Commercial Sales
DPP® Canine Leishmaniasis	Submitted	Approved Q1'11, Commercial Sales	Commercial Sales
DPP® Leptospirosis		Submitted, Approval, Commercial Sales	Commercial Sales

CHEMBIO

Pipeline: Other Projects

Project	Activity
Multiplex DPP® Product Developed for & Licensed to Bio-Rad Laboratories, Inc.	Development completed. Anticipate CE Mark EOY 2011 – Launch EU early 2012. Manufacturing by Bio-Rad. Royalties Upon Commercial Sales
Multiplex Influenza Immune Status Product Developed for Battelle/CDC	Prototype Development Completed; Prototype products being evaluated at CDC . Additional development work under consideration.
New OEM Applications	Veterinary, Wellness
Platform Enhancements	Buffer Integration and "Dual DPP®" projects in progress
NIH Phase II Grant – Leptospirosis	$2.9MM 3 Year Grant awarded 6/2009. Prototype developed. Further reagent discovery underway. Approximately $1.7MM funding remaining in 2011 and 2012 if renewed as anticipated. Chembio is principal grantee.
NIH Phase II Grant – Tuberculosis	$2.4MM, 3 Year Grant Awarded Effective 3/1/2011. Prototype Developed. Planning Multi-site Evaluations and Optimization, Validation and Commercialization. Chembio is principal grantee.

CHEMBIO

Financial Summary

FY2008-2010 Results

- Record Revenues and Earnings

- Improving Gross Margins

- Controlled Operating Expenses

- Operating Cash Flow Strengthened Balance Sheet



(millions)

REVENUE 16.7

GROSS PROFIT 8.1

NET INCOME 2.5

Financial Summary – Second Quarter 2008 - 2011

- Steady increases in Revenue and Gross Profit

- Increased R&D expense in 2011YTD driven primarily by increased Clinical Trials expense

- Profitable Q2-2011 and YTD



(in 000s)

CHEMBIO

Selected Comparative Operating Statement Items – 2010 vs. 2011

	3mos. June 30, 2011		3mos. June 30, 2010		June 30, 2011-YTD		June 30, 2010-YTD		December 31, 2010	
Net Product Revenues	$ 2,974,379		$ 2,335,665		$ 5,989,442		$ 4,550,562		$ 13,516,359	
Non-Product Revenues	639,772		1,413,777		1,260,390		1,982,296		3,188,344	
TOTAL REVENUES	**$ 3,614,151**		**$ 3,419,442**		**$ 7,249,832**		**$ 6,532,858**		**$ 16,704,703**	
GROSS MARGIN	**2,050,278**	57%	**2,094,966**	61%	**3,976,620**	55%	**3,401,340**	52%	**8,100,699**	48%
OPERATING COSTS:										
Research and development expenses	1,164,872	32%	791,596	23%	2,455,014	34%	1,592,354	24%	2,586,308	15%
Selling, general and administrative expense	688,259	19%	680,014	20%	1,463,630	20%	1,341,862	21%	2,940,721	18%
	1,853,131		1,471,610		3,918,644		2,934,216		5,527,029	
INCOME FROM OPERATIONS	**197,147**		**623,356**		**57,976**		467,124		**2,573,670**	
OTHER INCOME (EXPENSES):	**(2,308)**		**(1,439)**		**(5,434)**		(2,533)		**(60,326)**	
NET INCOME	**194,839**	5%	**621,917**	18%	**52,542**	1%	464,591	7%	**2,513,344**	15%

Revenue Growth by Category: 2009 vs. 2010



($000s)

2009
2010

Lateral Flow HIV Tests, US Market: 5,241 / 5,281
Lateral Flow HIV Tests, Int'l Market: 5,552 / 6,830
DPP Tests: 620 / 628
Other Tests: 960 / 777
Non-Product Revenues (R&D Contracts, Grants, License Income): 1,462 / 3,188

CHEMBIO

Revenue Growth by Category: Q2'10 YTD vs. Q2'11 YTD


($000s)
June 30, 2010
June 30, 2011
$2,450
$3,474
$1,693
$1,461
$6
$899
$402
$156
$1,982
$1,260
Lateral Flow HIV Test, US Market
Lateral Flow HIV Test, Int'l Market
DPP Tests
Other Tests
Non-Product Revenues (R&D Milestones, Grants and Royalties)

CHEMBIO

Selected Balance Sheet Data

($ in millions)	June'11	Dec. '10	Dec. '09	Dec. '08
Cash	$ 2,139	$ 2,136	$ 1,068	$ 1,212
Accounts Receivable	1,643	3,946	1,776	809
Inventories	2,917	1,349	1,556	1,819
Total Current Assets	6,914	7,637	4,667	4,068
Net Fixed Assets	778	813	580	881
Other Assets	743	636	1,068	968
Total Assets	**$ 8,435**	**$ 9,086**	**$ 6,315**	**$ 5,915**
Total Current Liabilities	2,079	3,076	3,173	2,402
Total Liabilities	**2,238**	**3,277**	**3,227**	**3,338**
Total Equity	6,197	5,809	3,088	2,577
Total Liabilities & Stockholders Equity	**$ 8,435**	**$ 9,086**	**$ 6,315**	**$ 5,915**

CHEMBIO

Anticipated Milestones 2011

- Clinical & Regulatory Programs for Branded Products
    - HIV PMA Modular Submissions
    - Syphilis Clinical Trials
    - Sure Check HIV OTC IDE

- Commercialization of OEM Products
    - 2011 FIOCRUZ
    - 2012 BIO RAD

- New Branded Product Development

- New R&D & OEM Product Agreements

- Continued US Lateral Flow HIV Test Market Share Gains & Potential New International Market Opportunities

Leadership

Executive		Joined Company
Lawrence Siebert	Chairman & CEO	2002
Richard Larkin	CFO	2003
Javan Esfandiari	SVP R&D	2000
Tom Ippolito	VP Regulatory, Clinical, QA/QC	2005
Rick Bruce	VP Operations	2000

Independent Directors	Joined Board
Gary Meller, MD, MBA	2005
Kathy Davis, MBA	2007
Barbara DeBuono, MD MPH	2011
Peter Kissinger, Ph.D	2011

CHEMBIO

Organization & Facility



TOTAL EMPLOYMENT:
130

Operations

SG&A — 11

Research & Development — 24

Reg. & Clinical QA & QC — 8

87

Fully Integrated FDA & USDA Approved Development & Manufacturing in 24,000 S/F Leased Facility in Medford, NY

CHEMBIO

Potential Impact of OEM & Branded Products on Revenue*



(in millions)

Legend:
- Chembio Branded DPP®
- OEM Programs (FIOCRUZ & Others)
- Sure Check HIV OTC
- LF Rapid HIV Test- International
- LF Rapid HIV Tests - Alere

This portrays one scenario of the potential impact of new products. It is based on a number of assumptions, including but not limited to regulatory approvals, market demand, market share, sales and marketing, and pricing, of which there can be no assurance

CEMI Selected Share Data

(in millions except per share data)

Ticker Symbol (OTC-QB)	**CEMI.QB**
Price 7/29/2011	**$0.420**
52-Week High	**$0.580**
52-Week Low	**$0.210**
Outstanding Shares	**63.3**
Market Capitalization	**$26.6**
Fully Diluted Shares	**69.8**
Management Holding	**11.6**
Average Daily Volume (3 months)	**60,000**

Options and Warrants	Amt.	Avg. Ex. Price
Options (3.89 MM held by mgmt. & board)	**5.42**	**$0.192**
Warrants (MM) - Exp. Dates		
10/6/2011	**1.17**	**$0.454**
2/5/2012	**0.07**	**$0.810**
Total Options & Warrants	**2.41**	**$0.254**



CEMI price performance

CHEMBIO

DPP® HIV Screening Assay
For Use with Oral Fluid or Blood Samples

- Improved Performance Based on Multiple Studies
- US Clinical Trials Being Completed 2011
  - Modular PMA Submission in 2011
  - Anticipated Approval 2012
- OTC Opportunity



DPP® HIV 1/2
SCREEN ASSAY
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
A Rapid Qualitative Screening Assay for the Detection of Antibodies to HIV 1/2 in Oral Fluids, Whole Blood (Venous or Finger-stick), Serum or Plasma
Running Buffer
Sample Buffer
Oral Fluid Swab
Sample Loop
DPP® HIV 1/2
2
Buffer
T C
ID
1
Sample + Buffer
CHEMBIO

DPP® Syphilis Screen & Confirm

- First POCT in US for Syphilis
- All Pregnant Women Tested for Syphilis
- Current Laboratory Tests Inadequate
- Enables Confirmation & Treatment At POC
- International Evaluation in China Completed Q2 2011
- Anticipate FDA Clearance in 2012


DPP® SYPHILIS
SCREEN & CONFIRM
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
The Only Assay to Detect Both Disease Markers
Simply at the Point of Care
A rapid assay for the detection of non-treponemal and treponemal antibodies to syphilis in whole blood (venous or fingerstick), serum or plasma
FDA Clearance & CLIA waiver anticipated 2010
No Return Visits for 2nd Test Needed
Enables treatment at Point of Care
Optional Portable Reader Available
Buffer
ID
Sample + Buffer

CHEMBIO

SURE CHECK® HIV OTC
IDE Submission 2011

- Patented All-In-One Barrel Device
- Increasing Market Acceptance in Professional Market (Clearview by Alere)
- Alternative to Less Sensitive Oral Fluid Product from Only Competitor
- Potential Clinical Trials, Submission to FDA, and Approval in 2012-14


Discard
Adhesive Bandage
Adhesive Bandage
Adhesive Bandage
A
B

CHEMBIO



RAPID Tests for
EARLIER Treatment





Investor Presentation

August 2011